UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                        FORM 4

       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
  of 1935 or Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person*

   Riely, Terrence
   4610 So. Ulster Street, Suite 150
   Denver, CO 80237
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   Paramco Financial Group, Inc.  (PFLG)
_______________________________________________________________________________
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Day/Year

   January 31, 2003
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Day/Year)




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_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person




Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)   7)Nature of
                                              action      action   or Disposed of (D)            Securities          Indirect
                                              Date        Code                   A               Beneficially   D    Beneficial
                                              (Month/                            or              Owned at       or   Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
--------------------------------------------------------------------------------------------------------------------------------
















Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v)




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
Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Series C                       See fn.1        1-31-03         D        75,000                            See fn.2     1-31-03
Convertible
Preferred
Stock



Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Series C                       1-31-03   Common Stock                   See fn.1      See fn.1    75,000         D
Convertible
Preferred
Stock







Explanation of Responses:

fn.1: Reference is made to the following provisions of the Certificate of Designations, Preferences, and Rights of Series C Convertible Preferred Stock of Paramco Financial Group, Inc.:

        (2)(a) (iv)   "Conversion Percentage" shall be one hundred percent (100%).
                (v)   "Conversion Price" means, as of any Conversion Date
                      (as defined below) or other date of determination, the
                       amount determined by multiplying (i) the Market Price
                       of the Company Common Stock by (ii) the Conversion Percentage
                       in effect as of such date, subject to adjustment as provided herein.


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              (vi)    "Market Price" means, with respect to any security for any period, that price which shall be computed as the volume-weighted arithmetic average of the Closing Bid Prices and Closing Asked
                       Prices for such security during the ninety (90) consecutive trading day period immediately preceding such date of determination.
                      (All such determinations to be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.)

            (2)(a)     Conversion Rate.  The number of shares of Common Stock issuable upon conversion of each Series C Preferred Share pursuant to
                       Section 2(b), above, shall be determined according to the
                       following formula (the "Conversion Rate"):

Transaction Value
------------------
Conversion Price

                       provided, however, that if the Market Price, as used to determine any such Conversion Rate, is greater than $2.00 as of any Conversion
                       Date, then, for purposes of determining the Conversion Rate, such
                       Market Price shall be deemed to have been $2.00.

fn.2:   Reference is made to the following provisions of the Certificate of Designations,
        Preferences, and Rights of Series C Convertible Preferred Stock of Paramco Financial
        Group, Inc.:

         (2) (b)       Holder's Conversion Right; Mandatory Conversion.  Subject to the
                       provisions and limitations of Sections 2(d), 2(e), and 7, below, at any time or times on or after the date that is one (1) year after the Issuance Date, any Holder of Series C Preferred Shares
                       shall be entitled to convert any whole number of Series C Preferred
                       Shares into fully paid and nonassessable shares of Common Stock in accordance with Section 2(f), at the Conversion Rate (as defined below).  If any Series C Preferred Shares remain outstanding on the Mandatory Conversion Date, then, subject to Sections 2(e) and
                       7, below, such Series C Preferred Shares shall be converted at the
                       Conversion Rate as of such date in accordance with Section 2(f), below. The Company shall not issue any fraction of a share of Common
                       Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one Series
                       C Preferred Share by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock.  If, after the aforementioned aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.

          (2)(d)       Limitations on Permissive Conversions.  During the period that commences on the date that is one (1) year after the Issuance Date and terminates on the Mandatory Conversion Date, and subject to the provisions and limitations of Section 2(e) and 7, below, a Holder shall be entitled to convert not more than that number of Series
                       C Preferred Shares into Common Stock as set forth hereinbelow:

                       Time Period			Maximum Conversion Percentage
                       -----------                      -----------------------------
                   During the second year		up to and including
                   after the Issuance Date		10% of the Series C Preferred
					        	Shares then owned by Holder

                   During the third year		up to and including
                   after the Issuance Date		50% of the Series C Preferred
							Shares then owned by Holder
							(which 50% includes any
							prior conversion rights,
							whether or not so converted)

                   During the fourth year		up to and including
                   after the Issuance Date		100% of the Series C Preferred
							Shares then owned by Holder






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          (2)(e)       Limitation on Beneficial Ownership.  The Company shall not effect any conversion of any Series C Preferred Share and no holder of any
                       Series C Preferred Share shall have the right to convert any Series C
                       Preferred Share pursuant to Section 2(b) to the extent that after giving effect to such conversion such Person (together with such
                       Person's affiliates) (A) would beneficially own in excess of 15% of the outstanding shares of the Common Stock following such conversion and (B) would have acquired, through conversion of any Series C
                       Preferred Share or otherwise (including without limitation, exercise of any warrant), in excess of 15% of the outstanding shares of the
                       Common Stock following such conversion; provided, however, that all such limitations on the conversion of Series C Preferred Shares into
                       Common Stock shall cease and be of no further force and effect from and after the Mandatory Conversion Date.  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by a
                       Person and its affiliates or acquired by a Person and its affiliates, as the case may be, shall include the number of shares of Common Stock issuable upon conversion of the Series C Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) conversion of the remaining, nonconverted Series C Preferred
                       Shares beneficially owned by such Person and its affiliates and (ii)
                       exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Person and its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities
                       Exchange Act of 1934, as amended.  Notwithstanding anything to the contrary contained herein, each Conversion Notice (defined below) shall constitute a representation by the holder submitting such Conversion
                       Notice that, after giving effect to such Conversion Notice, (A) the holder will not beneficially own (as determined in accordance with this Section 2(e)) and (B) the holder will not have acquired, through conversion of any Series C Preferred Share or otherwise (including without limitation, exercise or any Warrant), a number of shares of
                       Common Stock in excess of 15% of the outstanding shares of Common
                       Stock as reflected in the Company's most recent Form 10-Q
                      (or Form 10-QSB) or Form 10-K (or Form 10-KSB), as the case may be, or more recent public press release or other public notice by the
                       Company setting forth the number of shares of Common Stock outstanding, but after giving effect to conversions of any Series
                       C Preferred Share by such holder since the date as of which such number of outstanding shares of Common Stock was reported; provided, however, that all such limitations on the conversion of Series C
                       Preferred Shares into Common Stock and the ownership thereof shall cease and be of no further force and effect from and after the
                       Mandatory Conversion Date.



SIGNATURE OF REPORTING PERSON

/s/ Terrence Riely
--------------------

DATE   02-04-03